Exhibit (a)(2)
T REIT, INC.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
Telephone: (877) 888-7348
November 29, 2005
Dear Shareholder,
      I am writing to you on behalf of the Board of Directors (the “Board”) of T REIT, Inc. to update you on developments with respect to the recent unsolicited tender offer made by MacKenzie Patterson Fuller, Inc. and its affiliates (collectively, “MPF”) to purchase shares of T REIT common stock. By now you should have received information from both MPF and the Board regarding MPF’s offer. This letter contains important information regarding recent changes that have been made to the offer by MPF and how these changes may affect your decision of whether to tender your shares of T REIT common stock.
      As you probably know, on November 1, 2005, MPF made its original offer to purchase up to 450,000 shares of T REIT common stock (the “Shares”) at a price of $7.50 per Share, subject to certain adjustments. After the Board disclosed in T REIT’s recent Quarterly Report on Form 10-Q the Board’s estimate that the liquidation value of T REIT’s remaining assets was approximately $6.51 per Share, MPF amended its offer on November 22, 2005 to reduce the amount offered to $6.51 per Share. MPF also extended the expiration date of the tender offer to December 16, 2005.
      T REIT is required by law and by the rules and regulations of the Securities and Exchange Commission (the “SEC”) to inform you of these material changes to MPF’s offer, and to inform you of the Board’s position, if any, with respect to the amended offer.
      The Board has evaluated the terms and conditions of MPF’s amended offer (including the amended price of $6.51 per share) and determined that T REIT continues to make no recommendation as to whether you and your fellow shareholders should accept the amended offer and that T REIT is remaining neutral with respect to the amended offer. The Board recommends that you consider the following in making your own determination about whether to accept or reject the amended offer:

(i) As you know, T REIT is currently engaged in a plan of liquidation that contemplates the orderly sale of all T REIT assets, the payment T REIT liabilities and the winding up of operations and the dissolution of T REIT. The Board has estimated the liquidation value of T REIT’s assets as of September 30, 2005 to be approximately $6.51, the same amount currently offered by MPF for your Shares.

(ii) While the Board’s estimate of $6.51 per Share represents the Board’s best estimate as of the liquidation value of T REIT’s assets as of September 30, 2005, whether you ultimately receive more or less than $6.51 per Share upon the completion of T REIT’s plan of liquidation depends on a number of factors, including whether T REIT is able to complete pending transactions for sale for certain of T REIT’s properties, whether T REIT is able to negotiate favorable sale prices for its remaining properties, fluctuating real estate prices, general economic conditions and the resolution of the T REIT’s liabilities, including pending litigation described in T REIT’s public filings.

(iii) As described above, you will no longer receive $7.50 per Share for Shares you tender. Instead, you will receive $6.51 for each Share you properly tender pursuant to the amended offer, including any Shares that you have already tendered. If you have already properly tendered your Shares, you should consider whether you still wish to sell your Shares in the amended offer now that the price has been reduced to $6.51 per Share.

(a) If you have already properly tendered your Shares pursuant to the procedures set forth in the Offer to Purchase and the related Letter of Transmittal sent to you by MPF, and you continue to want to sell your Shares for the amended price of $6.51 per Share, you do not need to take any further action to properly tender your Shares in the amended offer.

(b) If you have already tendered your Shares but you do not wish to now sell your Shares for the amended price of $6.51 per Share, MPF requires that you follow the procedures to withdraw your Shares that are contained in Section 4 of the Offer to Purchase sent to you by MPF.

(c) If you have not yet tendered your shares but you now wish to do so and receive the amended price of $6.51 per Share, you must follow the procedures set forth in the Offer to Purchase and the Letter of Transmittal sent to you by MPF. You may continue to use the Letter of Transmittal previously sent to you by MPF to tender your shares. However, you should remember that references to the “Purchase Price” set forth in those documents now refer to the amended price of $6.51 per share, and that the “Expiration Date” of the amended offer has been extended to December 16, 2005 (or such other date to which the offer may again be extended by MPF).

(iv) According to the documents filed by MPF, the $7.50 per Share price offered by MPF will be reduced by the amount of distributions (including liquidating distributions) declared or paid by T REIT between November 1, 2005 and December 16, 2005 (or such other date to which the amended offer may again be extended by MPF). Since November 1, 2005, no distributions have been made to shareholders and the Board does not anticipate making any additional distributions prior to December 16, 2005.

(v) MPF’s amended offer continues to be limited to 450,000 Shares. If more than 450,000 Shares are tendered in response to the amended offer, MPF will accept the Shares on a pro rata basis unless those tendering shareholders choose to sell “All or None” of their Shares. If you tender your shares and you choose the “All or None” option and MPF cannot purchase all of your Shares, then you will be deemed to automatically withdraw your tender. If you tender all of your shares and do not choose the “All or None” option, you might not fully dispose of your investment in T REIT.

(vi) If MPF acquires all of the Shares it has offered to purchase, it will become T REIT’s largest affiliated shareholder group and voting block, owning approximately 9.77% of the outstanding T REIT shares. This concentration of ownership may influence business decisions in a manner that adversely affects the remaining shareholders.

(vii) MPF has engaged a depositary for the amended offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the amended offer price that can independently verify that such funds are available for payment, and MPF may have access to the Shares you tender before all conditions to the amended offer have been satisfied and you have been paid.

(viii) The documents filed by MPF include statements regarding MPF’s ability to satisfy its obligations to purchase all Shares tendered pursuant to the amended offer. Detailed financial information relating to the MPF bidders is not publicly available, and the Board cannot therefore verify the ability of MPF to fund the amended offer.

(ix) After reasonable inquiry and to the T REIT’s best knowledge, none of T REIT’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the amended offer.
      Because T REIT and the Board make no recommendations as to whether you should tender your Shares pursuant to the amended offer, you must make your own decision whether to tender or refrain from tendering your Shares. In the absence of any established market for the Shares, you may wish to compare the prospect and timing of receiving future liquidation distributions with the immediate liquidity offered by MPF’s amended offer. We strongly urge you to carefully consider all aspects of the amended offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. The various offer documents sent to you by MPF (including the Tender Offer Statement on Schedule TO, the Amendment No. 1 to Schedule TO, the Offer to Purchase, the Letter of Transmittal and the Supplement to the Offer to Purchase) and by the Board (including the Solicitation/ Recommendation Statement on Schedule 14D-9 and the enclosed Amendment No. 1 to Schedule 14D-9) have been filed with the SEC and are available free of charge on the website maintained by the SEC at www.sec.gov. You should carefully review all of the documents sent to you by MPF and the Board, as well as T REIT’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the amended offer before deciding whether to tender your Shares.
      PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.
      Should you have any questions or need further information about your options, please feel free to contact our Investor Services Department at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705 or by telephone at (877) 888-7348.

Sincerely,

/s/ Jack R. Maurer

Jack R. Maurer
Chief Executive Officer and President

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